June 12, 2023

VIA EDGAR

Catherine De Lorenzo

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ESH Acquisition Corp.
Registration Statement on Form S-1
Filed June 9, 2023, as amended
File No. 333-265226

Dear Ms. De Lorenzo:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of several underwriters, hereby joins in the request of ESH Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4 p.m. Washington D.C. time on June 13, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 400 copies of the preliminary prospectus dated June 9, 2023 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

I-BANKERS SECURITIES, INC., as
representative of the several underwriters

By:	/s/ Matthew J. McCloskey
Name: Matthew J. McCloskey Title: Head of Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request Letter]